Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Predecessor Company				Successor Company				Pro Forma (1)
	Fiscal Year Ended April 30,			Three and One-Half Months Ended August 13, 2002	Eight and One-Half Months Ended April 30, 2003	Fiscal Year Ended April 30, 2004	Nine Months Ended January 31,		Fiscal Year Ended April 30, 2004	Nine Months Ended January 31, 2005
	2000	2001	2002				2004	2005
	(dollars in thousands)
Earnings:
Pretax Income	$193	$(17,406)	$(24,205)	$(3,295)	$(10,790)	$416	$(4,951)	$14,434	$(2,536)	$13,900
Fixed charges	15,922	17,673	10,584	979	4,689	7,128	5,310	6,984	10,080	7,518

Earnings	16,115	267	(13,621)	(2,316)	(6,101)	7,544	359	21,418	7,544	21,418

Fixed Charges:
Interest expense on indebtedness	15,167	16,919	9,735	762	3,805	5,401	4,044	6,092	9,250	6,938
Amortization of debt issuance costs	737	732	732	183	343	613	439	523	696	522
Amortization of discount on indebtedness	—	—	—	—	459	980	726	304	0	0
Interest element of rental expense	18	22	117	34	82	134	101	65	134	59

Fixed Charges	15,922	17,673	10,584	979	4,689	7,128	5,310	6,984	10,080	7,518

Ratio of earnings to fixed charges (2)	1.0x	—	—	—	—	1.1x	—	3.1x	—	2.8x

(1)	The pro forma ratio of earnings to fixed charges gives effect to the old notes, the new notes and our amended and restated credit facility, as if we had issued the old notes and new notes, had amended and restated the credit facility and had used the net proceeds from the old notes and the credit facility to repay outstanding debt obligations, for capital expenditures and for general corporate purposes on May 1, 2003. On a pro forma basis, earnings would have been insufficient to cover fixed charges in the fiscal year ended April 30, 2004 by approximately $2.5 million.

(2)	Earnings were insufficient to cover fixed charges in the fiscal year ended April 30, 2001 by approximately $17.4 million; in the fiscal year ended April 30, 2002 by approximately $24.2 million; in the three and one-half month period ended August 13, 2002 by approximately $3.3 million; in the eight and one-half month period ended April 30, 2003 by approximately $10.8 million; and in the nine month period ended January 31, 2004 by approximately $5.0 million.